UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39173

I-MAB

2440 Research Blvd

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Resignations of Director and Senior Management

Lan Kang has resigned as a director of I-Mab (the “Company”), effective April 1, 2024, due to personal reasons. The resignation of Ms. Kang as a director of the Company was not due to any disagreement with the Company.

Each of Weimin Tang, Gigi Qi Feng, and Richard Cheng Li has resigned from their respective positions as Chief Business Officer, Chief Communications Officer, and Chief Legal Officer of the Company, effective March 31, 2024, to pursue other opportunities. None of these resignations were due to any disagreement with the Company. The Company has commenced a search for a new Chief Business Officer and Chief Legal Officer, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: April 1, 2024